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                              February 12, 2024

       Shaoke Li
       Chief Executive Officer
       DT Cloud Acquisition Corp
       30 Orange Street
       London, United Kingdom WC2H 7HF

                                                        Re: DT Cloud
Acquisition Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 23,
2024
                                                            File No. 333-267184

       Dear Shaoke Li:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Risk Factors, page 29

   1. We note your statement that the assets in your trust account will be securities, including
                                                        U.S. Government
securities or shares of money market funds registered under the
                                                        Investment Company Act
and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could
nevertheless be considered to be operating as an unregistered investment company.
Disclose that if you are found to be operating as an unregistered investment company, you
may be required to change your operations, wind down your
                                                        operations, or register
as an investment company under the Investment Company Act.
                                                        Also include disclosure
with respect to the consequences to investors if you are required to wind down your
operations as a result of this status, such as the losses of the investment opportunity in a target
company, any price appreciation in the combined company, and any warrants, which
would expire worthless. Please also confirm that if your facts and
 Shaoke Li
DT Cloud Acquisition Corp
February 12, 2024
Page 2
      circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Management, page 105

2. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Stout should serve as a director. Please refer to
Item 401(e) of
      Regulation S-K.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameShaoke Li
                                                              Division of
Corporation Finance
Comapany NameDT Cloud Acquisition Corp
                                                              Office of Real
Estate & Construction
February 12, 2024 Page 2
cc:       Lawrence Venick, Esq.
FirstName LastName